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                                                                   EXHIBIT 99.12


                       PUYALLUP INTEGRATED CIRCUIT COMPANY

                 REPURCHASE AND RIGHT OF FIRST REFUSAL AGREEMENT


                  This REPURCHASE AND RIGHT OF FIRST REFUSAL AGREEMENT (the "Agreement") is entered into as of ______________, 2000, between PUYALLUP INTEGRATED CIRCUIT COMPANY, a Washington corporation (the "Company"), and __________ (the "Shareholder").

                                    RECITALS



         A. The Company granted the Shareholder an option to purchase ____ shares of the Company's Common Stock, no par value (the "Shares") under the terms of the Company's 1996 Stock Option Plan (the "Plan") and of the letter agreement between the Shareholder and the Company dated ____________, 2000 (the "Option Agreement").

         B. On ____________, 2000, the Shareholder elected to purchase ___________ Shares pursuant to the Option Agreement, and may elect to purchase any remaining Shares in the future.

         C. As a condition to the Shareholder's election to purchase Shares under the Option Agreement, the Shareholder is required to execute this Agreement.

         D. The Shareholder acknowledges that the Company, other present and future holders of options to acquire shares of the Company's stock, and future investors in the Company, will act in reliance on Shareholder's commitments in this Agreement.

                  NOW, THEREFORE, in consideration of the premises and the mutual covenants set forth in this Agreement, the parties agree as follows:

                                    AGREEMENT


1.       Repurchase Option.

         1.1 Right to Repurchase. The Company shall have the right and option to purchase from the Shareholder (the "Repurchase Option") any Shares which the Shareholder obtained pursuant to the Option Agreement, or any shares of the Company's common stock that are otherwise not subject to the Repurchase Option, subject to the terms and conditions of this


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Agreement, in the event of termination of the Shareholder's employment with the
Company for any reason, voluntary or involuntary, for the Repurchase Price. If there is a conflict between this Agreement and any other agreement to repurchase any Shares held by the Shareholder, the provisions of such other agreement shall prevail.

         1.2 Notice of Exercise. The Company shall give the Shareholder written notice of the Company's election to exercise the Repurchase Option ("Notice of Exercise") within 30 days after the date of the event giving rise to the Repurchase Option. The Notice of Exercise shall state (a) that the Company is exercising the Repurchase Option, and (b) the number of Shares subject to the Repurchase Option. If the Company does not give the Shareholder a Notice of Exercise within such 30-day period, none of the Shares shall be subject to the Repurchase Option after the expiration of such period.

         1.3 Repurchase Price. The purchase price for the Shares subject to the Repurchase Option (the "Repurchase Price") shall be:

                  1.3.1 the same price per share as the Shareholder paid for the Shares under the Option Agreement or otherwise for any Shares issued to the Shareholder less than one year before the event giving rise to the Repurchase Option, other than in the event of the Shareholder's death; except that

                  1.3.2 in the event of the Shareholder's death at any time, or for any Shares issued to the Shareholder more than one year before the event giving rise to the Repurchase Option, the Repurchase Price shall be an amount computed by multiplying the number of Shares times (a) the per share value of the Company's Common Stock as determined by the Company's Board of Directors, within the 18 months preceding the event giving rise to the Repurchase Option, for the purposes of stock repurchases under stock repurchase agreements such as this Agreement, or (b) if no such determination has been made, the per share value of the Company's Common Stock determined by the Company's shareholders for purposes of the most recent Total Current Net Evaluation form within the 18 months preceding the event giving rise to the Repurchase Option, or (c) if none of the events specified in (a) or (b) above has occurred, then the per share value as determined by mutual agreement of the parties, or if no agreement is reached, by an MAI appraiser selected by the Company, with the fee for such appraiser to be shared equally by the parties.

2.       Right of First Refusal.

         2.1 Restrictions on Transfers. The Shareholder shall not transfer, assign, discount, exchange, sell or otherwise dispose of any or all of the Shares, except in accordance with the provisions of this Agreement.



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         2.2 Offer. If the Shareholder desires to sell or transfer the Shares to any party other than the Company, the Shareholder shall obtain an unconditional, bona fide, written offer ("Offer") from the proposed transferee (the "Offeree") and transmit a copy of the Offer to the Company. The Offer shall set forth in reasonably precise details the terms and conditions of purchase or transfer, including the number of Shares ("Offered Shares"), purchase price per share, and terms of payment, if any. Upon the Company's request, the Shareholder shall promptly furnish such information as may reasonably be requested in order to establish the bona fides of the Offer. For the purposes of this Section 2, a transfer of Shares by gift, if otherwise without consideration, shall be deemed to be an Offer from the recipient to purchase such Shares for no consideration.

         2.3 Company's Right. The receipt of the Offer by the Company shall give it an option to purchase all (but not less than all) of the Offered Shares at the same price and upon the same terms and conditions set forth in the Offer. However, if the Offer provides for consideration other than solely cash or promissory notes, the Shareholder shall advise the Board of Directors of the nature of the non-monetary consideration. The Board of Directors shall determine in good faith the fair market value of such non-monetary consideration, which determination, if reasonable, shall be conclusive and binding. In such case, the Company shall have the option to purchase the Offered Shares for cash or by promissory note, as set forth in Section 3.1, equal to the fair market value of the non-monetary consideration determined by the Board of Directors.

         2.4 Exercise of Right. If the Company desires to purchase the Offered Shares, then the Company shall give the Shareholder a Notice of Exercise electing to exercise its Right of First Refusal on or before the 30th day after receipt of a copy of the Offer. If the Company does not give the Shareholder a Notice of Exercise within such 30-day period, then the Shareholder may sell the Offered Shares to the Offeree upon the terms and conditions set forth in the Offer, free of the restrictions contained in this Agreement. However, the Company's right of first refusal shall remain in force if the Shareholder does not consummate the sale of the Offered Shares to the Offeree, upon the terms set forth in the Offer, within 60 days after giving notice of the Offer to the Company.

3.       Terms of Purchase. The Company's purchase of Shares under either
Section 1 or Section 2, above, shall be pursuant to the following terms:

         3.1 Manner of Payment. The Company, at the Company's option, shall pay the Purchase Price to the Shareholder (a) in cash or by bank-certified or cashier's check, or (b) by not less than 25% cash down with the balance payable pursuant to a promissory note providing for three equal annual installments, plus simple interest on the unpaid balance at an annual rate equal to one percent above the annual percentage rate published by the Wall Street Journal as the commercial "Prime Rate". The initial interest rate shall be determined as of the Closing


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Date (as defined below), and shall be adjusted annually as of the first day of
January in each consecutive year to the rate in effect on the first business day in January of each such year.

         3.2 Closing. The closing of the Company's purchase of the Shares shall occur 20 days after the date of the Notice of Exercise or on the next business day if the twentieth day is not a business day (the "Closing Date"), at the offices of the Company.

         3.3 Delivery of Shares. Upon tender of the Purchase Price to the Shareholder, the Shareholder shall endorse and deliver to the Company the stock certificates evidencing the Shares being purchased and stock powers indorsed in blank for each certificate.

4. Termination. This Agreement shall terminate and be of no further force and effect upon the occurrence of the closing of (a) an acquisition of the Company (whether by merger, consolidation, sale of all or substantially all assets, stock sale or otherwise) in which the shareholders of the Company receive consideration in exchange for their shares, or (b) a firmly underwritten public offering by the Company of any equity securities of the Company, which offering is registered with the Securities and Exchange Commission.

5. Stock Dividends and Similar Events. If from time to time during the term of this Agreement there is any stock dividend, stock split, combination of shares, or reclassification of the outstanding stock of the Company, then the number of Shares shall be proportionately adjusted.

6. Certificates. All certificates representing, in whole or in part, all or any portion of the Shares shall have endorsed thereon the following legend:

                  These shares are subject to restrictions on transfer and other restrictions by virtue of a Repurchase and Right of First Refusal Agreement dated as of ____________, 2000.

7. Certain Rights of the Company. The Company shall not be required (a) to transfer on its books any of the Shares that have been sold or transferred in violation of any of the provisions set forth in this Agreement, or (b) to treat any person to whom any such Shares that have been so transferred as the owner of such Shares or to accord that person the right to vote such Shares or to receive any dividends.

8. Pledge. This Agreement shall not prevent the Shareholder from pledging or encumbering the Shares to secure a debt or liability of the Shareholder. However, if the creditor to whom the Shares are pledged or for whose benefit the Shares are encumbered desires to initiate any action to realize on the Shares, whether through retention of the Shares in satisfaction of the Shareholder's obligation, a private disposition, a public sale or otherwise,


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then (a) such action will be deemed a transfer of the Shares subject to this
Agreement, and (b) such creditor may act for Shareholder in giving the notices required by this Agreement.

9.       General.

         9.1 Further Action. The parties agree to execute such further instruments and to take such further action as may be reasonably necessary to carry out the intent of this Agreement.

         9.2 Notice. Any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon personal delivery or upon the date three business days after deposit in the United States mail, by registered or certified mail, postage prepaid, addressed to the other party at the address shown below or at such other address as the party may designate in writing to the other party.

         9.3 Binding Effect. This Agreement may not be assigned and no duties under this Agreement may be delegated by the Shareholder, except with the prior written consent of the Company. The rights and obligations under this Agreement shall inure to the benefit of and bind the successors and assigns of the Company and, subject to the restrictions on transfer and other provisions set forth in this Agreement, any permitted assigns of the Shareholder.

         9.4 Severability. If any part of this Agreement shall be held by a court of proper jurisdiction to be unenforceable, then the balance of the Agreement shall continue in full force and effect, unless such construction would clearly be contrary to the intention of the parties.

         9.5 Governing Law. This Agreement shall be governed by the law of the State of Washington. The parties consent to the jurisdiction and venue of any appropriate court in King County, Washington.

         9.6 Legal Costs. The prevailing party in any legal action that arises from or is related to this Agreement shall be entitled to reimbursement from the non-prevailing party of any costs and reasonable attorney fees the prevailing party incurs in connection with such legal action, including those incurred upon appeal or in any arbitration or bankruptcy proceeding.

         9.7 Entire Agreement; Amendment; Waiver. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement, and cancels and revokes any prior understanding or agreements concerning its subject matter. This Agreement cannot be amended or any of its provisions waived, except in writing signed by all of the parties, or by written waiver signed by the party or parties granting the waiver. No waiver of any one breach shall constitute or be construed as a subsequent waiver of any subsequent breach.



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Dated as of the first date written above.


SHAREHOLDER:                                Address:

                                            __________________________________
________________________________            __________________________________
                                            __________________________________

COMPANY:

PUYALLUP INTEGRATED CIRCUIT                 Address:
COMPANY
                                            909 S. 336th Street
                                            Suite 101
By _____________________________            Federal Way, Washington 98003-6311

    Its: _______________________




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